 Greene County Nursing Center, LLC

213 Third Street

Macon, Georgia 31201

September ____, 2006

Pacer Health Management Corporation of Georgia

Park West Professional Center

7759 NW 146 Street

Miami Lakes, Florida 33016

Attn: Mr. Rainier Gonzalez, President and CEO

Re:

Interim Reimbursement Letter

Dear Rainier:

As you know, Greene County Nursing Center, LLC (“New Operator”), Pacer Health Management Corporation of Georgia, a Georgia corporation (“Seller”) and Health Systems Real Estate, Inc., a Georgia nonprofit corporation (“Purchaser”), are parties to that certain Asset Purchase Agreement, dated as of September ___, 2006 (the “Purchase Agreement”), pursuant to which, inter alia, Purchaser has acquired substantially all of the assets which are a part of, relate to or are used in the operation of that certain 29 bed skilled nursing facility known as the Boswell Parker Nursing Center, and located at 1201 Siloam Road, Greensboro, Greene County, Georgia 30642 (the “Facility”).  In connection with the Purchase Agreement, Purchaser and New Operator have entered into that certain Lease Agreement dated as of  September___, 2006, pursuant to which New Operator leases and operates the Facility.  Capitalized terms used but not otherwise defined in this letter shall have the meanings ascribed to them in the Purchase Agreement.

Under Section 2.5(g) of the Purchase Agreement, the parties acknowledge that Seller has retained the right to all accounts receivable and other cash equivalents or receivables of the Facility prior to the Effective Time.  Accordingly, within ten (10) business days after the Effective Time, Seller shall provide New Operator with a schedule setting forth by resident its outstanding trade accounts receivable with respect to the Facility as of the Effective Time.  Payments received by New Operator and Seller after the Effective Time from third party payors, including but not limited to Medicare, Medicaid, VA, managed care and health insurance, and private pay residents shall be handled as follows:

(a)

If such payments either specifically indicate on the accompanying remittance advice, or if the parties agree, that they relate to the period on or prior to the Effective Time, they shall be forwarded to or retained by Seller, as applicable, along with the applicable remittance advice;

(b)

If such payments indicate on the accompanying remittance advice, or if the parties agree, that they relate to the period after the Effective Time, they shall be forwarded to or retained by New Operator;

(c)

If such payments indicate on the accompanying remittance advice, or if the parties agree, that they relate to periods for which both parties are entitled to reimbursement, the portion thereof which relates to the period after the Effective Time shall be forwarded to or retained by New Operator and the balance shall be forwarded to or retained by Seller; and

(d)

Any payments received by New Operator or Seller during the first sixty (60) days after the Effective Time from or on behalf of private pay residents with outstanding balances as of the Effective Time which fail to designate the period to which they relate, will first be applied to reduce the patients’ pre-Effective Time balances at the agreed rate applicable to such patients respectively, with any excess applied to reduce any balances due for services rendered by New Operator after the Effective Time. Thereafter all non-designated payments will first be applied to any post-Effective Time balances with the excess, if any, applied to the extent of any balances due for services rendered by Seller prior to the Effective Time.

All amounts owing to Seller or New Operator described in this letter agreement shall be delivered to such party within two (2) business day after receipt of the applicable payment.

In the event that the parties mutually determine that any third party payors or private pay residents are entitled to a refund of payments, the portion thereof that relates to the period after the Effective Time shall be paid by New Operator and the portion thereof that relates to the period on or prior to the Effective Time shall be paid by Seller to such third party payor or private pay resident.  In the event the parties mutually determine that any payment hereunder was misapplied by the parties, the party which erroneously received said payment shall remit the same to the other within five (5) business days after said determination is made.

For the six (6) month period following the Effective Time, or until Seller receives payment of all accounts receivables attributed to the operation of the Facility prior to the Effective Time, whichever is sooner, each of Seller and New Operator shall provide the other with: (i) an accounting by the 20th day of each month setting forth all amounts received during the preceding month with respect to Seller’s A/R or New Operator’s A/R, as applicable, and which, in the case of Seller’s A/R are set forth in the schedule provided by Seller pursuant to this letter agreement; and (ii) copies of all remittance advices relating to such amounts received and any other reasonable supporting documentation as may be required for Seller or New Operator to determine the amount of A/R that has been paid.  Seller and New Operator shall have the right to inspect all cash receipts of the other party during weekday business hours in order to confirm compliance with the obligations imposed under this letter agreement.  Failure of either party to forward to the other party any payment received by such party in accordance with the terms of this letter agreement shall entitle the other party (among all other remedies allowed by law and this letter agreement) to interest on the amount owed in the amount of [___%] until such payment has been paid.  The payment of any interest imposed under this paragraph, if any, shall be made together with the payment to which such interest relates.

Each party acknowledges and agrees that: (i) it shall do nothing to interfere with any and all rights that the other party hereto may have in or with respect to such other party’s A/R, including, but not limited to, the right to collect the same and to enforce any and all rights with respect thereto; (ii) if such party receives any proceeds with respect to the other party's A/R, the receiving party will hold such proceeds in trust for such other party and shall promptly turn over those proceeds to such other party without demand, in the form received; and (iii) the receiving party shall indemnify, defend and hold harmless the other party hereto from any and all losses, costs, damages and expenses, including, but not limited to, reasonable attorneys fees, which such other party may incur in the event of a breach by the receiving party of its obligations under this letter agreement.  All obligations under this letter agreement shall survive the Effective Time and the transfer of the operations of the Facility to the New Operator.

Please sign in the space provided below to indicate your consent and agreement to the foregoing.

Sincerely,

Greene County Nursing Center, LLC

By:

Health Scholarships, Inc.,

its sole member

By:

Lorraine E. Taylor

VP of Corporate Reporting

Acknowledged, accepted and agreed:

Pacer Health Management Corporation of Georgia

By:

Rainier Gonzalez

[Title]

LEGAL_US_E # 71845013.4